Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges for EPL Intermediate, Inc.
(Amounts in thousands)

	2006	2007	2008 (a)	2009 (a)	2010 (a)

Fixed Charges:

Interest expense	$28,813	$29,167	$26,003	$32,590	$37,487
Capitalized interest	166	252	205	35	9
Interest portion of rent expense	965	1,107	1,266	1,377	1,393
Total Fixed Charges	$29,944	$30,526	$27,474	$34,002	$38,889

Earnings:

Pretax income	$1,709	$(941)	$(51,531)	$(36,632)	$(49,965)

Add fixed charges	29,944	30,526	27,474	34,002	38,889

Subtract capitalized interest	(166)	(252)	(205)	(35)	(9)

Total Earnings	$31,487	$29,333	$(24,262)	$(2,665)	$(11,085)

Ratio of Earnings to Fixed Charges	1.1	1.0	-0.9	-0.1	-0.3

(a) Earnings were insufficient to cover fixed charges by approximately $51.7 million, $36.7 million and $50.0 million in 2008, 2009 and 2010, respectively.